GRAND TOYS INTERNATIONAL LIMITED.

Room UG 202, Floor UG2

Chinachem Plaza

77 Mody Road, Tsimshatsui East

Kowloon, Hong Kong

(Nasdaq: GRIN)

Contact:

David J. Fremed

Chief Financial Officer

E-mail: davidfremed@grand.com

FOR IMMEDIATE RELEASE

Grand Toys International receives NASDAQ delisting notice for Failing to File Form 20-F

Hong Kong, SAR– July 24, 2006 -- Grand Toys International Limited (Nasdaq –GRIN) announced today that, as a result of Grand’s failure to file its Annual Report on Form 20-F, it received a Nasdaq Staff Determination on July 18, 2006 stating that Grand is not in compliance with the requirements for continued listing on Nasdaq as set forth in Nasdaq Marketplace Rule 4320(e)(12).  As a result, Grand’s ADSs will be delisted from the Nasdaq SmallCap Stock Market on July 27, 2006 unless Grand requests a hearing to appeal the delisting determination.  Grand does not expect the delay in filing its Annual Report on Form 20-F to be lengthy and, accordingly, it intends to appeal the Nasdaq Staff Determination.  Representatives of the Nasdaq Staff have advised Grand the hearing date will be set generally between 20 and 40 days after the appeal is made.  Grand intends to file the 20-F during this interim period which, absent additional circumstances which Grand cannot currently foresee, will result in a withdrawal of the delisting determination.

The Nasdaq Staff’s delisting determination was expected after Grand had previously announced that the filing would be delayed.  The delay was a result of the acquisitions in December 2005 of Hua Yang Holdings Company Limited and Kord Holdings, Inc., which were under common control with Grand, requiring Grand to restate its financial statements back to the date of common control as if Hua Yang and Kord were part of Grand on May 24, 2004 and June 30, 2004, the respective dates that ownership of Hua Yang and Kord was acquired by Grand’s controlling shareholder.  Due to the complexity of the restatement, Deloitte Touche Tohmatsu, Grand’s independent accounting firm, has not yet completed its audit of the registrant’s restated financial statements.

About Grand Toys International Limited:  Grand Toys International Limited is a newly reorganized International company resulting from the acquisition of Playwell International Limited in August 2004, International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005.  Grand Toys, through its Hong Kong, US and Canadian operating subsidiaries, develops, manufactures and distributes toy and toy related products throughout the world; prints and assembles books and specialty packaging; and develops, manufactures and distributes party goods.  Grand Toys’ operating subsidiaries have been in continuous operation for up to 45 years.  Grand Toys’ strategy is to grow by expanding its proprietary products, adding licenses and acquiring complementary companies.  Grand Toys’ goal is to become a leading manufacturer, developer, and marketer of toy and toy related products throughout the world.  (Nasdaq: GRIN) www.grand.com, also www.intplay.com, www.huayangprinting.com and www.kordparty.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward- looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC.